Mail Stop 4561
via fax (858) 812-3411

October 4, 2007

Dan L. Halvorson
CFO and Treasurer
Novatel Wireless, Inc.
9645 Scranton Road
Suite 205
San Diego, CA 92121

      Re: **Novatel Wireless, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2006
                Filed on March 16, 2007
                File No. 000-31659

Dear Mr. Halvorson:

      We have completed our review of your 10-K noted above and do not, at this time, have any further comments.

                           Sincerely,

                           Kathleen Collins
                           Accounting Branch Chief